UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 31, 2017

FEEL THE WORLD, INC.

d.b.a. Xero Shoes
(Exact name of issuer as specified in its charter)

Delaware	27-4419848
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021
(Full mailing address of principal executive offices)

(303) 447-3100
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

750,000 Units consisting of:

Up to 500,000 Shares of Class A Voting Common Stock

and

Up to 250,000 Shares of Class B Non-Voting Common Stock

Item 9. Other Events

Feel the World, Inc. (the “Company”), makers of Xero Shoes, announced today gross revenue of $2.34M for the six month period of January 1 – June 30, 2017, an increase of 80.1% over the same period in 2016 and 68.2% over July 1 – December 31, 2016.

The Company credits an expanded product line as one of the key growth drivers. Prio is a lightweight running and athletic shoe built to allow natural foot movement with a “foot-first” design. The number of XeroShoes.com customers has increased 23.65% in the first half of 2017, and sales via Amazon are up 122.7% over the same period in 2016.

The Company has also revised its revenue projections after assessing changes in the retail landscape and the strong growth of its direct-to-consumer channels. The Company has decided to move with the market and have revised its projections to reflect this change in emphasis towards growing its direct-to-consumer and independent wholesale channels while scaling back the focus and expectations for key accounts. Consistent with this refined focus on direct-to-consumer marketing, the Company would like to announce that Emilio Torres, Vice President of Sales and Marketing, has departed the Company.

Revised revenue projections are listed below:

	2017	2018

Online Revenue	$4,395,000	$9,589,000

Distributor Revenue	$54,000	$268,000

Wholesale Revenue	$653,000	$2,416,000

Total Revenue	$5,102,000	$12,273,000

Exhibit No.	Description of Exhibit

9.1	Press Release, dated July 31, 2017

SIGNATURES

            Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

Date: July 31, 2017	By:	/s/ Lena Phoenix
Name: Lena Phoenix
Title: Chief Financial Officer

Contact: Suze Bragg, VP Investor Relations	FOR IMMEDIATE RELEASE
T: 303.447.3100 x1009
E: Suze@XeroShoes.com

XERO SHOES REPORTS RECORD MIDYEAR REVENUE RESULTS

Continued revenue growth and increased emphasis on the direct-to-consumer market

(Broomfield, CO) July 31, 2017 – Feel the World, Inc., makers of Xero Shoes, announced today gross revenue of $2.34M for the six month period of January 1 – June 30, 2017, an increase of 80.1% over the same period in 2016 and 68.2% over July 1 – December 31, 2016.

The company credits an expanded product line as one of the key growth drivers. Says CEO Steven Sashen, “We’re thrilled to see both existing and new customers make our new Prio our best-selling product.” Prio is a lightweight running and athletic shoe built to allow natural foot movement with a “foot-first” design. The number of XeroShoes.com customers has increased 23.65% in the first half of 2017, and sales via Amazon are up 122.7% over the same period in 2016.

“We have also revised our revenue projections after assessing changes in the retail landscape and the strong growth of our direct-to-consumer channels,” added CFO Lena Phoenix. “We have decided to move with the market and have revised our projections to reflect our change in emphasis towards growing our direct-to-consumer and independent wholesale channels while scaling back the focus and expectations for key accounts.” Consistent with this refined focus on direct-to-consumer marketing, the Company would like to announce that Emilio Torres, Vice President of Sales and Marketing, has departed the Company.

Revised revenue projections are listed below:

	2017	2018
Online Revenue	$4,395,000	$9,589,000
Distributor Revenue	$54,000	$268,000
Wholesale Revenue	$653,000	$2,416,000
Total Revenue	$5,102,000	$12,273,000

“We are looking forward to publishing our June 30, 2017 financials in September,” said Phoenix. The Company will issue a press release and schedule an investor presentation at that time.

ABOUT:
Feel The World, Inc. (FTWI) of Broomfield, CO, manufactures Xero Shoes®, lightweight, performance recreation footwear. Durable, stylish and affordable — Xero Shoes supply the fun and benefits of natural, barefoot-inspired movement plus a layer of protection and comfort. FTWI launched in December 2009 and now has customers ages 1 to 91, in 94 countries who wear Xero Shoes for walking, hiking, yoga and gym-going, CrossFit, kayaking, rafting, paddle boarding, jogging, and even running hundred-mile ultra marathons.

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Feel The World, Inc. • Xero Shoes • 100 Technology Drive, Suite C-315 • 303.447.3100

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS OFFERING PRESS RELEASE, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

This is not an offer to buy or sell securities. Any securities offered are qualified in their entirety by and subject to the terms of the Offering Circular, which can be found at https://xeroshoes.com/sec. Investing in shares of Feel the World, Inc. is highly speculative involves significant risks and is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the shares of Feel the World, Inc., and if a public market develops following this offering, it may not continue. Also, past performance should not be relied upon as a forecast of future performance. To obtain a copy of the Offering Circular, go to https://invest.xeroshoes.com/#deal_room or https://xeroshoes.com/sec.

Feel The World, Inc. • Xero Shoes • 100 Technology Drive, Suite C-315 • 303.447.3100